 Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Non-Employee Director Stock Purchase Plan of AT&T Inc. (AT&T), for the registration of 1,000,000 shares of its common stock, of our reports dated February 14, 2008, with respect to the consolidated financial statements of AT&T, and the effectiveness of internal control over financial reporting of AT&T, incorporated by reference in its Annual Report (Form 10-K) for the year ended December 31, 2007 filed with the Securities and Exchange Commission. We also consent to the incorporation by reference therein of our report dated February 25, 2008 with respect to the financial statement schedules of AT&T for the each of the three years in the period ended December 31, 2007 included in its Annual Report (Form 10-K), filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Ernst & Young LLP

San Antonio, Texas
August 4, 2008